WISCONSIN CAPITAL FUNDS, INC.
AMENDED AND RESTATED RULE 12b-l PLAN AND
AGREEMENT (EFFECTIVE AS OF AUGUST 1, 2020)

Pursuant to the provisions of Rule 12b-l under the Investment Company Act of 1940, as amended (the "Act"), this Amended and Restated Rule 12b-l Plan and Agreement (the "Plan") of Wisconsin Capital Funds, Inc. ("WCF"), a Maryland corporation, which Plan amends and restates the Rule l 2b- l Plan and Agreement originally adopted as of May 21, 2007, is hereby adopted as of May 11, 2020, by a majority of the directors of WCF, including a majority of the directors who are not "interested persons" of WCF (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the "non-interested directors").
This Plan is effective with respect to each class of each series of WCF (each such series, a "Fund") through Quasar Distributors, LLC (the "Distributor") and relates to each class of each Fund identified in Schedule A on the date indicated therein.

1.	Fee.

(a)	Applicable Fee.

(i)
Investor Class Shares. The Investor class shares of each Fund shall pay to Quasar Distributors, LLC (the "Distributor'') a fee calculated and paid monthly at the annual rate of up to 0.25 of 1.00% of the average daily net asset value of thi .t Fund's shares attributable to such class.

(ii)	Institutional Class Shares. The Institutional class shares of each Fund are not subject to any l 2b-l fees under this Plan.
(b)    Covered Services. Such payment represents compensation for distributing and servicing the Fund's shares. Covered servicing expenses include, but are not limited to, costs associated with relationship management, retirement plan enrollment meetings, investment and educational meetings, conferences and seminars, and the cost of collateral materials for such events. Covered distribution expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses, including any compensation paid to any securities dealer or other person who renders assistance in distributing or promoting the sale of the Fund's shares, who has incurred any distribution expenses on behalf of the Fund pursuant to either a Dealer Agreement executed by such party and the Distributor or such other arrangement authorized by the Distributor and WCF, including a majority of the non-interested directors, hereunder. Such compensation to securities dealers or other persons shall not exceed an annual rate of 0.25 of 1.00% of the average daily net asset value of that Fund's Investor class shares with respect to which they are the dealer or seller of record.
2.Other Marketing Payments. No payments are to be made by WCF or any Fund to finance or promote sales of shares other than pursuant to this Plan.
3.Reports. The Distributor shall prepare written reports to WCF's Board of Directors on a quarterly basis showing all amounts paid under this Plan and the purposes for which such payments were made, plus a summary of the expenses incurred by the Distributor hereunder, together with such other information as from time to time shall be reasonably requested by the Board of Directors of WCF.

4.Term. For each Fund, the Plan shall remain in effect for one year, and shall continue in effect from year to year thereafter only so long as such continuance is specifically approved at least annually by the vote of a majority of the directors of WCF, including a majority of the non-interested directors of WCF, cast in person at a meeting called for such purpose.
5.Nominations. So long as the Plan is in effect, nominees for election as non-interested directors of WCF shall be selected by the non-interested directors as required by Rule l 2b-l under the Act.
6.Termination. The Plan may be terminated with respect to a Fund, without penalty, at any time by either a majority of the non-interested directors of WCF or by a vote of a majority of the outstanding voting securities of that Fund, and shall terminate automatically in the event of any act that terminates the Distribution Agreement with the Distributor relating to that Fund. To the extent the Plan is terminated with respect to any Fund, such termination will not affect the Plan with regard to any other Fund unless specifically indicated.
7.Amendment. As to any Fund, the Plan may not be amended to increase materially the amount authorized by this Plan to be spent for services described hereunder without approval by a majority of that Fund's outstanding voting securities, and all material amendments to the Plan shall be approved by a vote of a majority of the directors of WCF, including a majority of the non- interested directors of WCF, cast in person at a meeting called for such purpose.

The Plan and the terms and provisions thereof are hereby accepted and agreed by to by WCF and the Distributor as evidenced by their execution here of.

Dated as of July 15, 2020

QUASAR DISTRIBUTORS, LLC	Wisconsin Capital Funds, Inc.

By: /s/ Teresa Cowan	By: /s/ Thomas G. Plumb
Name: Tereas Cowan	Name: Thomas G. Plumb
Title: Vice President	Title: President